UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
Under the Securities Exchange Act of 1934

LEGEND MINING INC.
 (Exact name of registrant as specified in its charter)

Nevada	000-53832	75-3268988
(State or Other Jurisdiction	(Commission File Number)	(I.R.S. Employer
of Incorporation)		Identification No.)

2-46 DeZhennan Rd., Suite 403 Yuesiu District, Guangzhou
Guangdong Province, China	N/A
(Address of Principal Executive Offices)	(Zip Code)

86-13268166474
(Registrant’s Telephone Number, Including International Code and Area Code)

Legend Mining Inc.
2-46 DeZhennan Rd., Suite 403
Yuesiu District, Guangzhou
Guangdong Province, China

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

July 28, 2011

INTRODUCTION

As used in this Information Statement, the terms “we,” “us” and “our” refer to Legend Mining Inc., a Nevada corporation.  All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished on or about July 29, 2011 to the holders of record of shares of our common stock, par value $0.001 per share, as of July22, 2011, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

On July 28, Mr. Tao Chen entered into a stock purchase agreement with Mr. Avtar Dhillon.  Pursuant to the terms of the stock purchase agreement, Mr. Dhillon agrees to acquire 4,500,000 shares of our common stock registered to Mr. Chen for a total purchase price of US$67,500.00, which is to be paid on or before August 11, 2011.

The stock purchase agreement is set to close on or before August 11, 2011 (the “Closing Date”).  On the Closing Date, Mr. Avtar Dhillon will directly own 4,500,000 shares of our common stock which constitutes approximately 61% of the issued and outstanding common stock of our company.

Our current board of directors consists solely of Mr. Tao Chen.  The stock purchase agreement contemplates that, immediately upon closing of the agreement, Mr. Avtar Dhillon will be appointed as a director, the President, CEO, CFO, Secretary and Treasurer of our company and Mr. Chen will resign as a director and from all executive officer positions.  The appointment of Mr. Dhillon and the resignation of Mr. Chen will constitute a change in the majority of our board of directors. The change of directors, however will not take effect until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO VOTE OR OTHER ACTION BY HOLDERS OF OUR COMMON STOCK IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.  YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On July 22, 2011, there were 7,350,000 shares of our common stock issued and outstanding.  Each share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.  This Information Statement is being furnished on or about July 29, 2011 to the holders of record of shares of our common stock, par value $0.001 per share, as of July 22, 2011.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially prior to the closing of the stock purchase agreement as of July 28, 2011 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then directors and named executive officers, and (iii) our current officers and directors as a group.  Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Ownership of Common Stock
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Tao Chen President, CEO, Secretary, Treasurer and Director No. 2 Jiu Qu Jing Rd., Team 2, Jin Pen Village Zhong Lui Tan Town, Bai Yun District Guangzhou, China	4,500,000	61.22%
All Officers, Directors (1 person)	4,500,000	61.22%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 28, 2011.

(2)	Percentages calculated based on 7,350,000 shares of our common stock issued and outstanding as of July 28, 2011.

The following table sets forth certain information concerning the number of our common shares owned beneficially after the closing of the stock purchase agreement by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of our company’s voting securities; (ii) each of our company’s proposed post-closing directors and named executive officers; and (iii) our post-closing proposed officers and directors as a group.  The following information assumes the consummation of the stock purchase agreement on the terms of the agreement.

Beneficial Ownership of Common Stock on Closing of Stock Purchase Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Avtar Dhillon President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director c/o 11494 Sorrento Valley Road, Suite A San Diego, CA 92121	4,500,000(3)	61.22%
All Officers, Directors as a Group (1 person)	4,500,000	61.22%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on July 28, 2011.  As of July 28, 2011, there were 7,350,000 shares of our common stock issued and outstanding.

(2)	Percentages calculated based on 7,350,000 shares of our common stock issued and outstanding as of July 28, 2011.

(3)	This figure includes 4,500,000 shares to be owned directly by Mr. Avtar Dhillon.

Change in Control

There have been no changes in control since our incorporation.

In connection with the closing of the stock purchase agreement, there will be a change in the majority of our directors.  Following the closing, our board of directors will be comprised of Mr. Avtar Dhillon.

DIRECTORS AND EXECUTIVE OFFICERS

In connection with the closing of the stock purchase agreement, our current board of directors will appoint Avtar Dhillon to our board of directors upon closing and concurrently therewith Tao Chen will resign from the board.  The appointments and the resignation, however, will not take effect until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current director and executive officers as of July 28, 2011:

Name, Place of Residence	Position Held	Age	Date First Appointed
Tao Chen(1) No. 2 Jiu Qu Jing Rd., Team 2 Jin Pen Village, Zhong Lui Tan Town, Bai Yun District, Guangzhou, China	Director, President, Chief Executive Officer, Secretary, Treasurer	41	July 21, 2007

(1)	Tao Chen was first appointed as a director, President, Chief Executive Officer, Secretary and Treasurer on July 21, 2007

Business Experience

The following is a brief account of the education and business experience of our current director and executive officers during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Tao Chen

Mr. Chen has acted as our sole director and officer since July 21, 2007. For the past 7 years, Mr. Chen has worked as a General Manager for Guang Zhou Peace Gift Co., Ltd. in the gifts export business. Mr. Chen devotes approximately 20% of his business time to our affairs. Mr. Chen does not have any technical experience in the mineral exploration property business sector.

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and officers, who is expected to be appointed upon the closing of the stock purchase agreement upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Name and Address of Proposed Director or Executive Officer	Proposed Position with the Company	Age
Avtar Dhillon c/o 11494 Sorrento Valley Road, Suite A San Diego, CA 92121	President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director	50

Business Experience of Proposed Directors

The following is a brief account of the education and business experience of the proposed director and executive officers to be appointed upon the closing of the stock purchase agreement during at least the past five years, indicating the person’s principal occupation during the period, and the name and principal business of the organization by which he was employed.

Avtar Dhillon, M.D.

Dr. Dhillon is the former President & CEO of Inovio Pharmaceuticals, Inc. (NYSE AMEX: INO), and currently serves as the company’s Chairman.  During his tenure at Inovio, Dr. Dhillon successfully led the turnaround of the company through restructuring and the acquisition of technology from several European and North American companies, including a merger with VGX Pharmaceuticals to develop a vertically integrated DNA vaccine development company with a strong development pipeline.  He led eight successful financings, raising more than $136 million for the company, and concluded several licensing deals valued at more than $200 million that included global pharma leaders Merck and Wyeth (now Pfizer).

Prior to joining Inovio, Dr. Dhillon was the vice president of MDS Capital Corp. (now Lumira Capital Corp.), one of North America's leading healthcare venture capital organizations. He has been instrumental in successfully turning around struggling companies and highly influential as an active member in the biotech community.

Prior to 1998, Dr. Dhillon had acted as a consultant to Cardiome Pharma Corp., a biotechnology company listed on the Toronto Stock Exchange and NASDAQ.  In this capacity he supported a successful turnaround that included three pivotal financings, the establishment of a clinical development strategy, and the procurement of a new management team. Prior to 2001, Dr. Dhillon acted as consultant to Forbes Meditech and in this capacity helped raised $28 million and increased investor awareness of the company.  In his role as a founder and board member, Dr. Dhillon has been involved in several early stage healthcare focused companies listed on the TSX and TSX-V that have successfully matured through advances in their development pipeline and subsequent M&A transactions.  Most recently, he was a founding board member of Protox Therapeutics, Inc. (TSX: PRX) and had maintained his board position until the execution of a financing of up to $35 million with Warburg Pincus in November 2010.

In addition to his current board member roles with Oncosec Medical, Inc. (Chairman) and Inovio, Dr. Dhillon currently sits on the board of directors of BC Advantage Funds, a venture capital corporation in British Columbia. In July 1989, Dr. Dhillon started a medical clinic and subsequently practiced family medicine for over 12 years, during which time he gained experience in the management of diseases including those related to sugar consumption. He has a B.Sc. (Honours) degree in Human Physiology, and an M.D. degree from the University of British Columbia.

Complementing Dr. Dhillon’s extensive achievements in biotech and corporate development are his deep roots in agriculture. Growing up in an extended farming family, and preceded by generations of farmers, Dr. Dhillon and his family have farmed hundreds of acres of blueberries, raspberries, and strawberries over the years. He and his wife now have several hundred acres under cultivation in California and British Columbia. Their professionally managed operations include blueberry farms in Richmond, British Columbia, and walnut, prune, almond and peach orchards as well as fruit processing in California.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.
any bankruptcy petition filed by or against any business or property of such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

CORPORATE GOVERNANCE

Our board of directors held no formal meetings during the most recently completed fiscal year ended March 31, 2011. All proceedings of the board of directors were conducted by resolutions consented to in writing by our sole director and filed with the minutes of the proceedings of the board. Such resolutions consented to in writing by our sole director are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the board of directors duly called and held.

Nominating and Audit Committee

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter.  Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors.

Our board of directors has determined that we do not have a board member that qualifies as “independent” as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules, as our sole director is also an executive officer of our company.

Our sole director does not qualify as an “audit committee financial expert”.  We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the small size of our business and the fact that we have not generated any material revenues to date.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.  Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level.  We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees.  Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the address appearing on the first page of this Information Statement.

Code of Business Conduct and Ethics

We have adopted a Code of Ethics within the meaning of Item 406(b) of Regulation S-K of the Securities Exchange Act of 1934. The Code of Ethics applies to directors and senior officers, such as the principal executive officer, principal financial officer, controller, and persons performing similar functions as to behavior with honesty and integrity, conflicts of interest, loans, public disclosure, compliance with laws, use of company assets, corporate opportunities, confidentiality and fair dealing. Our Code of Conduct is available upon request at no charge to any shareholder.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Since the beginning of our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last two fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and director, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.  Based solely on our review of the copies of such forms received by us, and to the best of our knowledge, we believe that during our most recent fiscal year ended March 31, 2011, all of our executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets out the details of the executive compensation paid to our sole director and officer during our last fiscal year ended March 31, 2011.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compen-sation ($)	Total ($)
Tao Chen President, Chief Executive Officer, Secretary, Treasurer and Director(1)	2011	5,000	-	-	-	-	-	-	5,000

(1)	Mr. Tao Chen will resign as our President, Chief Executive Officer, Secretary, Treasurer and director in connection with the closing of the stock purchase agreement.

Compensation Discussion and Analysis

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our director or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our director or executive officers, except that stock options may be granted at the discretion of our board of directors from time to time.

Employment contracts and termination of employment and change-in-control arrangements

Pursuant to a consulting agreement, dated November 1, 2010, among us and Tao Chen, we agreed to pay Tao Chen who acts as the President and CEO of our company, assists us with establishing and maintaining proper internal financial controls and procedures, provide managerial advice and assists us with management and business operations and policy development, a monthly fee of $1,000.00 per month payable on the last day of each month. As of June 30, 2011, we have paid Mr. Chen $8,000.00 for consulting services.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Grants of Plan Based Awards and Outstanding Equity Awards at Fiscal Year-End

We have not adopted any equity compensation plan and no stock, options, or other equity securities were awarded to our executive officers in the fiscal year ended March 31, 2011.

Long-Term Incentive Plan

Currently, our company does not have a long-term incentive plan in favour of any director, officer, consultant or employee of our company.

Compensation of Directors

We have no formal plan for compensating our sole director for service in his capacity as director, although our directors may in the future receive stock options to purchase common shares as awarded by our board of directors or (as to future stock options) a compensation committee in the event that one is established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. During the year ended March 31, 2011, no director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

LEGEND MINING INC.

/s/ Tao Chen
Tao Chen
President and director

Dated:  July 28, 2011